December 13, 2004

VIA FACSIMILE: (202) 942-9528

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	H. Roger Schwall Alex Shukhman
Re:	Whittier Energy Corporation ("Registrant") Form SB-2 File No. 333-119048

Dear Mr. Schwall:

        Thank you for the comments included in your letter to Bryce Rhodes dated December 8, 2004. Set forth below are our responses to each of your comments. To facilitate your review of our responses, I have reproduced each of your comments below and have included specific responses in boldface print following each comment.

  Comment:

  1.
  We note in your response to prior comment 2 that Global Resources Investments Ltd. ("Global") is a registered broker-dealer. Unless the securities you are registering on behalf of Global were received as compensation for underwriting activities, GRIL must be identified as an underwriter. Please revise or advise accordingly.

  Response:

  Registrant issued 29,613 shares of its common stock and a related warrant to purchase an additional 29,613 shares of its common stock at an exercise price of $2.50 per share to Global Resource Investments Ltd., a registered broker-dealer ("GRIL"), as compensation for its services as placement agent in a private offering by Registrant of 1,380,000 shares of common stock and warrants for the purchase of an additional 1,380,000 shares of common stock at $2.50 per share in June 2004. Thus, the participation of GRIL as placement agent in the Registrant's private placement would fall within the definition of "underwriter." Registrant disclosed this arrangement in Amendment No. 1 to Form SB-2 of the Registrant under the sections entitled "Certain Relationships and Related Transactions" on page 38 and "Item 26. Recent Sales of Unregistered Securities" on page II-3, respectively. The shares to be registered for the account of GRIL are for its own account, and GRIL will not engage in underwriting activities in connection with this registered offering.

Securities and Exchange Commission
December 13, 2004

  Comment:

  2.
  In response to prior comment 2, you also state that Exploration Capital Partners ("Exploration") is an affiliate of Global, a registered broker-dealer. Please confirm to us on a supplemental basis that Exploration purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, Exploration had no agreements or undertakings, directly or indirectly, with any person to distribute the securities. Otherwise, identify Exploration as an underwriter.

  Response:

  Registrant is registering 397,500 shares of its common stock and an additional 397,000 shares of its common stock underlying warrants exercisable at $2.50 per share, on behalf of Exploration Capital Partners Limited Partnership, who purchased these securities in June 2004 in the ordinary course of its business. Exploration has advised us that, at the time of such purchase, it had no agreements or undertakings, directly or indirectly, with any person to distribute these securities.

  Comment:

  3.
  Thompson & Knight appears to assume a matter upon which legal counsel must opine in rendering the legality opinion: that the common stock issuable upon conversion of the Convertible Note and exercise of the Warrants "will be duly authorized for issuance upon such conversion or exercise." Please obtain a revised opinion without such an assumption. Counsel may still assume that the securities will be issued in accordance with the Registration Statement and the terms of the Warrant and Convertible Note.

  Response:

  Thompson & Knight has provided Registrant with a revised opinion letter, which does not contain the language noted above. A marked copy of the opinion letter, as revised, is enclosed herewith.

Securities and Exchange Commission
December 13, 2004

        We enclose herewith clean and marked copies of Amendment No. 2 to Form SB-2 of the Registrant, as filed on December 13, 2004, for your reference. Also enclosed is a marked copy of our legal opinion, as revised in response to your comment 3.

        If you determine that our responses set forth above are satisfactory and have no further comments to the enclosed Amendment No. 2 to Form SB-2, Registrant will submit an appropriate acceleration request letter to have such registration statement declared effective during this week of December 13, 2004, or as soon as possible thereafter.

        Please contact me directly at (713) 951-5800 or, in my absence, Harry Beaudry at (713) 653-8826, if you have any additional comments or questions regarding the Registrant's registration statement, or our responses contained herein.

Very truly yours,
Dallas Parker

Enclosures

cc:
Bryce W. Rhodes
President of Whittier Energy Corporation